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Up & Down Wall Street (continued)

"uncertainty." What should be certain after the barrage of policy shifts from the administration of Donald Trump is that the future is unlikely to be like the experience of most investors.

With tariffs (which are subject to change—an understatement, to be sure) having raised the odds of both higher inflation and recession, the Fed may be constrained by the former to address the risk of the latter. John Silvia, Well Fargo's former chief economist, writes in his Dynamic Economic Strategy note that investors should assume inflation will run at 3% instead of returning to the Fed's 2% target for the core personal consumption expenditures price index.

Jim Bianco, the eponym of Bianco Research, suggested that means the Fed may cut its federal-funds rate target only once this year, by one-quarter of a percentage point from the current range of 4.25% to 4.50%. That, in turn, suggests an investment outlook that he described as "4-5-6" in a recent video with DoubleLine founder Jeffrey Gundlach. By that, Bianco means cash equivalents should return about 4% over the next several years, while bonds should provide around 5%, roughly the yield on the Bloomberg U.S. Aggregate Bond Index. But he said stocks won't enjoy the strong tailwinds that propelled the S&P 500 index to 20%-plus annual returns in the past two years. Returns of 6%, he observed, are hardly disastrous, but they're nothing like the salad days of recent years during which simply betting on the technology-driven S&P 500 bested anything else.

Yet after a 7.81% decline in the S&P 500 in the three months through April 30 (and a 7.13% drop since Inauguration Day on Jan. 20), the index's price/earnings multiple remains in the top quartile historically, notes Rosenberg Research, as nine of the 11 S&P sectors have seen cuts in their earnings estimates. And as the earnings forecasts have come down, year-end S&P estimates of strategists tracked by Bloomberg have been cut to 5823, about a 3.5% gain from Thursday's level.

To generate more than Bianco's anticipated 6% equity returns will require taking more risk, he explained via email. And it could mean the return of active management after years of index funds posting superior returns.

Charles Lieberman, chief investment officer at Advisors Capital, thinks 6% is too pessimistic. That might be what the S&P 500 generates owing to its heavy weighting of the still richly priced Magnificent Seven tech giants. But away from the top 10, he points out there are 490 other stocks, many of which he declares are "flat-out cheap."

"You have to ignore a lot of noise and look where the values are," he said in an interview this past week. Among them are the big financials, notably **Wells Fargo**, which this past week authorized a new stock-repurchase program of up to $40 billion. Another pick in the sector is **Lincoln National**, a life insurer with a generous 5.58% dividend yield.

Income is a major focus of Lieberman's portfolios, which leads to mainstays such as real estate investment trusts, business development companies, and utilities. Among REITs, he likes **Starwood Property Trust**, which he sees benefiting from the beginning of turnarounds in office properties on both coasts. Nursing home REITs have demographics behind them with an aging population. His picks in the sector include **LTC Properties**, **Sabra Healthcare**, **Omega Healthcare Investors**, and **Welltower**, which have experienced rising occupancy rates nearly every quarter.

Among BDCs, he likes **Sixth Street Specialty Lending** and **Hercules Capital**, which offer double-digit yields. Their loan portfolios are the first cousins of private credit, which once was the province of institutional investors but now is being pitched these days to retail investors. Utility picks include stalwarts such as Southern Co. and **Exelon**, along with lesser-known names such as **Brookfield Renewable Partners**.

Finally, Lieberman likes **Boeing** convertible preferred shares, which provide a play on the aircraft maker while fulfilling his portfolio's income requirement. Which shows that there's more to investing than common stocks, which may not always go up as in the past. ■

email: randall.forsyth@barrons.com

STREETWISE

The entertainment giant faces hurdles as Disney movies like *Snow White* sputter and Netflix surges. Its theme parks remain a bright spot.

Netflix Is Eating Disney For Lunch. How to Bring Back the Magic.



BY JACK HOUGH

Walt Disney is reporting quarterly results on Wednesday morning. It could use some upbeat news after reaching a pair of milestones that you might call dwarf-related, and decidedly grumpy.

The first is that its live-action *Snow White* remake just topped $200 million in global box office. Hold the applause: Industry reports say it cost $250 million to make, suggesting it could need $500 million or more to break even, but after six weeks in theaters, ticket sales are down to a trickle. It's a poison apple, in other words. Disney quickly halted *Tangled*, a live-action remake based on the Rapunzel story.

The other milestone involves **Netflix** dwarfing Disney—even more. In 2018, the streaming pioneer became the most valuable media company when it topped Disney in market capitalization, at about $152 billion. Since then, Disney's value has grown only a little—owing to a higher share count, not a rising price. Netflix has rocketed higher, to nearly $500 billion, which makes it worth about three Disneys.

For theater redemption, Disney will look to a superhero team-up with good reviews, called *Thunderbolts*, which opened on May 2. For stock resuscitation, a well-received earnings report would be a start. But **McDonald's** just reported its biggest same-store sales decline since Covid-19. If consumers are feeling too cautious for McNuggets, where do they stand on theme park costs that can rival in-state college tuition? How about Disney+? It made its U.S. debut in 2019 at $6.99 without ads, and is now up to $9.99 with ads, $16.99 without. It ranks third in subscribers behind Netflix and **Amazon.com's** video kick-in for Prime subscribers.

Consensus estimates have revenue for Disney's second fiscal quarter through March rising 4.6%, to $23.1 billion; operating profit growing 2.8% to just under $4 billion; and earnings per share dipping 1.6%, to $1.19. UBS analyst John Hodulik expects "resilient" results and is slightly more optimistic than the Street on profits.

Disney's most important segment is Parks, which contributes about half of operating profit. Your reporter, who has been out of the theme park game since succumbing to an even more inflationary pursuit called youth travel sports, has noticed slightly larger discounts than usual for visits to Disney World in Florida. Will he combine a late-summer tournament trip to the sweltering South with a pop-in at the Magic Kingdom, or that new Universal park, or will he just stand for six hours in front of the nearest pizza oven while wearing a backpack and scrolling ride wait times? Each has its charms, but more key to Disney bookings last quarter is that the Parks segment includes cruises, and a new ship called the Treasure set sail in December. That should be enough to support modest growth.

The entertainment business could see higher streaming profits, as Disney+ price hikes last fall offset subscription losses. Traditional television remains in decline, but ESPN could get support from skinny sports bundles offered by cable carriers. Films will benefit from moderate success for the latest *Captain America* release and easy comparisons with 2024.

Guidance will matter. Last month, UBS' Hodulik took his full-year Disney earnings estimates down by 1.3% for 2025 and 5.2% for 2026. He kept his Buy rating but cut his price target to $105 from $130. The stock recently traded around $91. Note that a higher percentage of analysts are bullish on Disney than on Netflix, just as in 2018. Time will tell whether that's fairy-tale thinking. Netflix goes for 42 times the forward earnings consensus. Disney is at 15.6 times—lower than when parks were shut down during the pandemic.

Let's switch to the broad stock market, which is generously offering a second chance to panic. On April 2, President Donald Trump detailed his tariff rates, sending stocks tumbling. But he later put those rates on hold for 90 days to soothe investors and allow for trade talks. The S&P 500 has since sashayed back to where it started, leaving it at 21.5 times earnings. If you held on during the downturn, well done. If you wished at the low point that you had made some changes to your portfolio mix, now's your chance.

After all, tariff unpause day is July 8. What if talks falter, or consumers pull back on spending, or overseas investors turn less keen on U.S. assets? What if U.S. investors change their minds again about whether there's a Trump put, or a Fed put? What if a Trump put-down leads a put-upon Fed to put off its put and stay put? Just putting it out there.

What to buy for resilience? BofA Securities argues that large-cap value stocks are less vulnerable to stagflation risks than the overall market. The Russell 1000 Value index has 20 percentage points more exposure to earnings that come from nondiscretionary goods and services than its growth counterpart. An iShares exchange-traded fund that tracks the index, ticker IWD, recently traded at 16.7 times this year's projected earnings, versus 27 times for its growth counterpart, ticker IWF.

Bryant VanCronkhite, manager of the **Allspring Special Mid Cap Value** fund, calls mid-caps "big enough to not be pushed around" as much as small-caps by tariffs because of their diversified operations, but also "not so big where you become a proxy for the broader economy."

A VanCronkhite favorite stock is **Labcorp Holdings**, 15 times earnings, owing to its "defensive cash flow characteristics" and its growth as hospitals have come to view in-house testing as hard-to-run "annoyances." He likes home builder **D.R. Horton**, 11 times earnings, which has underperformed amid higher mortgage rates and a demand slowdown, but which should profit long term from an acute housing shortage. And he likes **Graphic Packaging**, 10 times earnings, which sold off sharply this past week on disappointing guidance. It's pruning its portfolio of consumer packaging while building a new plant, making for weak volumes and elevated spending, but VanCronkhite believes the changes will bolster free cash flow down the road. ■

email: jack.hough@barrons.com